UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 333-256665

ABITS GROUP INC

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 6, 2026, the Registrant’s CEO Conglin Deng transferred all of his beneficial interests in securities of the Registrant to ARC Group International Ltd. (“ARC”) pursuant to a Securities Purchase Agreement dated August 5, 2026 (form of which is enclosed as Exhibit 10.1 hereto, the “Purchase Agreement”). As a result of the transaction, ARC holds approximately 47% of the voting power of the Registrant, and Mr. Deng has 0% voting power. The transaction involved the transfer of existing interests, and no new securities were issued.

The purchase price consisted of $5.0 million in cash and a promissory note for $3.5 million, bearing 12% interest annually and maturing in August 2027 (the “Note”). If the Company completes an acquisition of assets or business operations from a third party within 180 days after the closing, the Company will issue to Mr. Deng ordinary shares having an aggregate value of $5.0 million, determined in accordance with the Purchase Agreement. If the Company does not complete such an acquisition within that period, ARC will pay Mr. Deng $5.0 million in cash. Any ordinary shares issued to Mr. Deng under this provision will be subject to a six-month lock-up.

In connection with the closing, the Company entered into registration rights agreements with each of ARC and Mr. Deng. The Company also granted Mr. Deng a right of first refusal to purchase business assets of the Company existing at the closing if the Company determines to transfer them. Mr. Deng temporarily assigned the Note to the Company for a period of up to nine months to secure such right of first refusal.

During the period ending on the earlier of six months after the closing and the date on which ARC holds less than 5% of the Company’s voting power, the Company generally may not issue equity or equity-linked securities without ARC’s prior written consent, subject to exceptions for awards under equity incentive plans in effect at the closing and issuances required by contractual obligations existing at the closing.

Mr. Deng and the Company entered an amended and restated employment agreement with an 18-month term, subject to earlier termination in accordance with its terms. Stephen Faucetta has been appointed Chief Investment Officer of the Company.

Effective August 5, 2026, Tao Xu and Chuan Zhan resigned from the Company’s Board of Directors (the “Board”). Phillip Balatsos and Andrew Hancox were appointed to fill the resulting vacancies. The Board now consists of Conglin Deng, Lionel Khuat Leok Choong, Yanyan Sun, Phillip Balatsos and Andrew Hancox. The Board determined that Messrs. Balatsos and Hancox are independent under Nasdaq’s listing standards.

The Company also established, for 18 months following the closing, a temporary subcommittee of the Nominating Committee consisting of Messrs. Balatsos and Hancox. The subcommittee has authority to fill vacancies in named executive officer positions and certain matters relating to Mr. Deng’s employment. In addition, the subcommittee is authorized to recommend successors to Mr. Deng’s Board position in the event of termination.

Phillip Balatsos, Independent Director

Phillip Balatsos is a senior financial markets executive and board director with over 25 years of experience across foreign exchange, emerging markets, institutional sales and trading, and public company governance. He has held leadership roles at Barclays Capital, Credit Suisse and XP Investments, and currently operates within an independent trading platform at Oscar Gruss & Son. He also brings entrepreneurial and operating experience, having founded and scaled a multi-location hospitality business and advised national restaurant groups on procurement, pricing and operational efficiency. Mr. Balatsos holds a Bachelor of Science in Business Administration from Skidmore College, with a minor in International Relations and a concentration in Spanish.

Andrew Hancox, Independent Director

Andrew Hancox is the Founder and Managing Member of Block 8 Ventures, where he focuses on investments and operational and strategic advisory services for early-stage and blockchain-focused companies. From 2013 to 2017, he served as Co-Founder and Chief Operating Officer of Katapult, a publicly traded fintech company, where he helped scale the business and participated in raising over $250 million in debt and equity capital. Earlier, he was an investment analyst at Permian Investment Partners and previously co-founded Anderson Audio Visual. He studied Law and Mathematics at Victoria University in New Zealand and completed a Private Equity and Investment Banking program at the Institute of Banking and Finance in New York.

EXHIBIT INDEX

10.1	Form of Securities Purchase Agreement

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This report on Form 6-K, including exhibit 10.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-284387), as amended, initially filed with the Securities and Exchange Commission on January 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: August 11, 2026	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer